

Mail Stop 4631

December 23, 2009

By U.S. Mail and Facsimile

Mr. Anthony J. Branca
Chief Financial Officer
ICON Capital Corp.
100 Fifth Avenue – 4th Floor
New York, NY 10011

> **Re: ICON Income Fund Nine, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **File No. 000-50217**
>
> **ICON Income Fund Ten, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **File No. 000-50654**

Dear Mr. Branca:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

ICON Income Fund Nine, LLC
ICON Income Fund Ten, LLC
Item 9A(T) - Controls and Procedures

1.   In future annual filings, we remind you to provide the disclosures required by
        Item 308(T)(c) of Regulation S-K.

ICON Income Fund Nine, LLC
Investments in Joint Ventures, page 58

2.   Help us better understand why you have not provided financial statements for
        Delta Aircraft Leasing Limited pursuant to Item 3-09 of Regulation S-X. In order
        for us to understand this view, please provide us with your qualitative and/or
        quantitative position regarding the absence of these financial statements, and
        briefly, those of any other equity investee.

                                *   *   *

        Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please furnish your response on EDGAR as a
correspondence file. Please understand that we may have additional comments after
reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
  their filings;
- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing;
  and
- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of
  the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant